UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

July 5, 2007
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers**

On July 5, 2007, the Board of Directors of Stage Stores, Inc. (the "Company") appointed David Y. Schwartz to the Board, thereby increasing its membership to nine Directors. Mr. Schwartz, an Independent Director, has been named to the Audit Committee and to the Corporate Governance and Nominating Committee of the Board. He will serve as Chairman of the Audit Committee.

Since June of 1997, Mr. Schwartz has been a business advisor and consultant to various companies principally in the retail, distribution and services industries. Prior to that, Mr. Schwartz spent 35 years with Arthur Andersen, LLP, from which he retired as a Senior Partner and Managing Partner of the Chicago Office of the Audit and Business Consulting Practice in June 1997. While at Arthur Andersen, he served clients in various industries primarily retailing, distribution and communications. Mr. Schwartz is also a Director of Foot Locker, Inc., True Value Company and Walgreen Co.

As an Independent Director, Mr. Schwartz will be entitled to receive the following compensation:

Item of Compensation	Amount
Annual Retainer	$30,000
Special Board Meeting Fee	$1,500
Committee Meeting Fees:	
• Regular Meetings	$1,000
• Special Meetings	$1,000
Annual Audit Committee Chairman Fee	$6,000
Initial Grant	(1)

_____

(1) Mr. Schwartz will be granted, at his election, either (a) stock options to purchase the Company's common stock, or (b) restricted shares of the Company's common stock, in either case valued at $50,000 based on a Net Present Value (the "Initial Grant"). The exercise price and the share price used in granting stock options and the share price used in granting restricted shares will be equal to the closing price of the Company's common stock on the date Mr. Schwartz was appointed to the Board. The Initial Grant will vest 25% per year over four years from the date of grant and if stock options are granted, they will expire if not exercised within seven years from the date of grant.

On July 9, 2007, the Company issued a News Release announcing that Mr. Schwartz had been appointed to the Company's Board of Directors. A copy of the News Release is attached to this Form 8-K as Exhibit 99.1.

Item 9.01.   Financial Statements and Exhibits.

(d) Exhibits.

99.1   News Release issued by Stage Stores, Inc. on July 9, 2007 announcing that David Schwartz had been appointed to the Company's Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

July 11, 2007   /s/ Michael E. McCreery
   (Date)   Michael E. McCreery
                                                            Executive Vice President and
                                                            Chief Financial Officer